UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 3, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm signs Contract with
US Department of Energy
3 October 2005
ARLINGTON, VA - Defense technology company Metal Storm Limited today announced that it has signed a contract with the US Department of Energy (DOE) for the research and development of a short range weapon system.

Metal Storm CEO, David Smith said “The objective of the contract is to provide proof of concept of the ability of the Metal Storm weapons system to distribute large quantities of ammunition over a large area in an extremely short time frame, which is something our systems have a unique capacity to achieve.

“I see this contract as the small first step in what I hope will be a long-term association with DOE” he said. “We now have the opportunity to prove what we do as a weapons system designer/integrator and consolidate our position by drawing on the unique capabilities and advantages of our 40mm weapons system in meeting customers’ needs.

“This is our first research and development contract with applications in the homeland security market, and therefore represents an important milestone for the company which we intend to build upon” Mr Smith said.

The signing of the contract between Metal Storm and DOE follows previous advice to the market, on 18 August 2005 that the DOE had announced its intention to solicit a contract with Metal Storm on a sole source basis, subject to contract negotiation and the allocation of funds.

Funding for the one year contract, which has a value of US$216,000, has been confirmed.

In the contract solicitation DOE stated that it had determined that Metal Storm is the only small business that has the technology needed for the research and development necessary to meet DOE mission needs.

 “This contract also highlights the importance of having the ability to supply range of certified munitions to use with our 40mm weapon systems.  The recent signing of a co-operative development agreement with the US Army Research
Development and Engineering Center (ARDEC) and a teaming agreement with
Singapore Technologies Kinetics (ST Kinetics) are significant” Mr Smith said.
“With ARDEC we will be taking existing, certified, munitions and adapting them for use in our 40 mm launching systems.

“In addition to having state-of-the-art manufacturing facilities, ST Kinetics also has several unique munitions products which are particularly well suited the Metal Storm system.  They are a world leader in 40mm munitions design and manufacture” Mr Smith said.

Notes:

Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Metal Storm’s Australian Stock Exchange trading code: MST
www.metalstorm.com

 Investor Contact: Media Contact:
 David Smith         Gregory Pettit
 Metal Storm Limited Hill & Knowlton
 TEL: 703 248 8218 TEL: 212 1885 0300
 dsmith@metalstorm.com gpettit@hillandknowlton.com

Description of contract
(Refer website address-
https://e-center.doe.gov/iips/busopor.nsf/0ba000b968a07c9885256c3f0067b90d/0c67738fe4f6f97c8525705b007f4db8

“The U.S. Department of Energy (DOE), Albuquerque Operations Office (AL)
to procure on a sole source basis, research and development of a short range neutralization system utilizing the Metal Storm multi-barrel 40 MM (a sole item). DOE has determined that Metal Storm is the only small business that has the technology needed for the research and development necessary to meet DOE mission needs. The proposed contract action will utilize a weapon system with mechanical moving parts and its ability to distribute large quantities of ammunition over a large area in an extremely short time frame and provide proof of concept that the electronic weapons system can achieve neutralization of an adversary and/or enough diversion that would afford a person safe egress from a protected facility. The system must be capable of saturating a target area between 30 and 50 meters away from the firing point in four 90 quadrants.
Saturation is defined as one 40mm HE round (5m kill radius) in every 100 square meter area. The target area must be saturated within one second from activation of fire trigger. This includes the time to remove mechanical barriers, arming and firing. Once armed the system must be capable of starting the expenditure ammunition within two hundred milliseconds of pushing the “fire” button. The system must not affect the target area until the system is fired, thus eliminating the use of any form of mines that are placed in the target area.

This period of performance will be for one year duration for less than
The intended contractor is Metal Storm USA Limited, 4350 Fairfax Dr STE 810,
Arlington, Va. 22203. See numbered notes 1 and 22. The NAICS code for the procurement is 54170 for companies with less than 500 employees. This is not a solicitation for proposals or an invitation for bids, nor does it represent a commitment by the government to pay for costs incurred in the preparation and submission of data or any other costs incurred in response to this
The closing date of this announcement is 15 days from the date of this posting.
Any responses to this intent shall be sent electronically to the Contract
Specialist at ggourley@doeal.gov.”

About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC.  The company has invented a ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: October 03, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary